 July 1, 2005

Mr. George F. Ohsiek, Jr.

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Questar Pipeline Company

File No. 0-14147

Form 10-K for the fiscal year ended December 31, 2004

Filed March 30, 2005

Dear Mr. Ohsiek:

This letter provides Questar Pipeline Company’s (Questar Pipeline) response to your letter dated

 June 17, 2005 regarding our Form 10-K for the year ended December 31, 2004.

We are submitting our response letter as a correspondence file on EDGAR. Our response sets forth the Staff’s comment followed by our response.

Please do not hesitate to contact me  at (801) 324-5497 or by facsimile at (801) 324-5483.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ S. E. Parks

S. E. Parks

Vice President and Chief Financial Officer

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June 17, 2005 Comment Letter

Comment No. 1:  [Form 10-K for the Year Ended December 31, 2004, Notes Accompanying Consolidated Financial Statements, Note 1 – Summary of Significant Accounting Policies, Property, Plant and Equipment]

We have reviewed your response to comment 5 in our letter dated May 12, 2005.  With a view towards enhancing your future disclosures, please provide us additional clarification regarding your accounting for fixed asset removal costs and gains and losses on the retirement of fixed assets.  Ensure your response is clear in terms of whether your asset removal obligations represent retirement obligations within the scope of SFAS 143 and whether you recover the related asset retirement costs from customers through your rates.  Please help us understand how your accounting complies with paragraph 20 of SFAS 143 which applies to asset retirement obligations of rate-regulated entities irrespective of whether such obligations are legal obligations within the scope of SFAS 143. It may help if you provide us sample journal entries which illustrate your accounting.

Response:

As stated in our response to Comment 5 to the SEC letter dated May 12, 2005, we account for property, plant and equipment of our rate-regulated businesses in accordance with the Federal Energy Regulatory Commission “Gas Plant Instructions.”  Under these instructions, at the time of retirement the original costs of an asset is credited to the fixed asset account and the accumulated depreciation account is debited with the original cost plus the cost of removal net of any salvage value.  This results in any gains or losses that would be recorded in the income statement at the time of retirement being recorded as adjustments to the accumulated depreciation account.  These amounts flow to the income statement through future depreciation charges.  The “cost of removal” is not considered an asset retirement obligation as defined in SFAS 143 and has historically been insignificant to our financial statements.  During the year ended December 31, 2004, we recorded the following entries related to the retirement of assets:

Debit (credit) – in thousands
Original cost of retired plant
	Accumulated depreciation		$6,640
		Property, plant and equipment		($6,640)

Cost of removal
	Accumulated depreciation		224
		Accounts payable		(224)

Salvage value
	Accounts receivable		122
		Accumulated depreciation		(122)

We adopted SFAS 143 in the first quarter of 2003 and recorded asset retirement obligations for several of our real estate assets (see Note 2- New Accounting Standard- Accounting for Asset- Retirement Obligations in Item 8. Financial Statements and Supplementary Data of our Form 10-K filed with the SEC for the year ended December 31, 2003).  However, our natural gas transportation and storage assets do not have associated asset retirement obligations because there are no legal obligations to remove pipelines or other facilities.

We do not currently provide for costs related to the retirement of natural gas transportation and storage assets nor do we recover these amounts in rates charged to customers.  These costs have not been significant so we have not found it necessary to recover these costs in advance from customers.  We have not requested recovery in rates for the impact of SFAS 143.  This will be considered in future rate cases.  Therefore, we do not have any regulatory assets or liabilities associated with differences between regulatory treatment and the requirements of SFAS 143 as discussed in paragraph 20 of SFAS 143.

We will include an explanation of accounting for asset retirement obligations in Note 1 in future Form 10-K filings.

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